Mail Stop 4561

August 12, 2008

Michael D. Owens
Chief Executive Officer
Coastal Carolina Bancshares, Inc.
2305 N. Oak Street
Myrtle Beach, South Carolina 29577

Re: Coastal Carolina Bancshares, Inc.
    Form S-1, filed July 15, 2008
    File Number 333-152331

Dear Mr. Owens:

We have reviewed your above referenced Form S-1 and have the following comments. These comments were developed by the legal staff. Our accounting staff is not examining this filing. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Pursuant to Item 501(a)(2) of Regulation S-K, disclose whether the warrants will be transferable.

Summary, page 1

2. Revise the Summary to discuss how the organizers will handle a situation in which you are able to break escrow but are not able to open for business.

Why We Are Organizing a New Bank…, page 1

3. Please give population and income figures for your market area. Compare the income figures to national income figures.

4. Please disclose how current economic conditions, such as high fuel prices and the difficult housing market, are impacting your market area. We note that the growth information you provide may be outdated. Please update this information to the latest date feasible and provide appropriate, detailed information on page 29.

Products and Services, page 2

5. Please disclose that you expect some 65% of your loans to be commercial real estate loans and some 15% to be residential mortgage loans. We note the related information on page 33. Please clarify that this is based on the dollar amount of loans outstanding, rather than the number of loans.

Risk Factors, page 7

6. Under appropriate heading, add a risk factor to describe the current, adverse conditions affecting the banking industry and the impact this is having on the market for bank stock. Describe how you expect this to impact your operations and the market for your shares.

7. Several of your risk factors make statements that you "cannot assure" the reader that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Our success will depend significantly upon general economic conditions…, page 9

8. Please revise this risk factor to quantify and describe current conditions in your target market.

Management's Discussion and Analysis, page 25

9.   Revise this section, or the Business Section, to discuss your current operating plan for the opening of operations and for the initial growth of your business. We note your discussion regarding the growth of your branch network in your Use of Proceeds section.

The Offering, page 16

10.   Please reconcile the 573,000 figure in the second paragraph with the 558,000 figure in the middle of the third paragraph.

11.   Please disclose how the number of warrants to be received by each individual will be calculated.

12.   Please explain what you mean by "multiple closings of the offering," referenced in the second line on page 17.

                                        * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Michael D. Owens
Coastal Carolina Bancshares, Inc.
August 12, 2008
Page 4

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel

By fax: Elizabeth Bowe Anders
         Fax number 803-799-9800